UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of        September, 2003

Commission File Number    0-29586

EnerNorth Industries  Inc.
(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes              No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes          No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

       EnerNorth Industries  Inc.
(formerly: Energy Power Systems Limited)

Date: September 30, 2003                     By: ____"Sandra J. Hall"____ ______
                Sandra J. Hall,
                President, Secretary & Director

MATERIAL CHANGE REPORT
Section 75(2) of the Securities Act (Ontario)
Section 118(1) of Securities Act (Alberta)
Section 85(1) of the Securities Act (British Columbia)

Item 1.        Reporting Issuer

ENERNORTH INDUSTRIES INC. (formerly: Energy Power Systems Limited), 2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6.

Item 2.        Date of Material Change

September 30, 2003.

Item 3.        Press Release

The Press Release was disseminated via CCNMatthews via North American Disclosure on September 30, 2003.

Item 4.        Summary of Material Change

The Company issued a Press Release, attached hereto as Exhibit "A".

Item 5.        Full Description of Material Change

No information other than that provided in Item 4 above is presently available.

Item 6.        Reliance on Section 75(3) of the Act

Confidentiality is not requested.

Item 7.        Omitted Information

No information has been omitted in respect of the material change.

Item 8.        Senior Officer

Sandra J. Hall, President & Secretary (416) 861-1484.

Item 9.        Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto, Ontario this 30 th day of September 2003.

ENERNORTH INDUSTRIES INC.
(Formerly: Energy Power Systems Limited)

Per: "Sandra J. Hall"
President & Secretary

Exhibit "A"                NEWS RELEASE
EnerNorth Participates in Deep Test Well

Toronto, Canada – September 30, 2003 – EnerNorth Industries Inc. (AMEX: ENY, Frankfurt Stock Exchange: EPW1) (www.enernorth.com) ("EnerNorth" or the "Company") announces that its Oil & Gas Division is participating in a 3,200 meter (approximately 9,700 feet) Wabamun formation gas test well by paying 24% of costs to drill to earn a 24% interest before payout (subject to a 5-15% sliding scale convertible royalty) to earn a 15% working interest in 9 sections (5,760 gross acres – 864 net) of multi formation prospective lands. EnerNorth also agreed to a 15% working interest in a 20 section (12,800 gross acre) Area of Mutual Interest around the test well area.

The Doe Prospect, Alberta (the "Prospect") is located within the Peace River Arch area of Canada’s Western Sedimentary Basin and approximately 10 kilometers (km) east of the Alberta-British Columbia border and 120 km’s northwest of Grande Prairie, Alberta. The Prospect lands are situated about 20 km’s equally between two significant natural gas accumulations associated with the Upper Devonian Wabamun Group.

The Parkland, British Columbia Wabamun ‘A’ pool was discovered in 1956 and was estimated to have original gas in place of 225 Billion Cubic Feet (BCF). To date, the Parkland discovery well has produced 109 BCF of gas. In Alberta, the Gordondale area is a more recent discovery for natural gas associated with the Wabamun formation. Since 2000 there has been six Wabamun pool discoveries ranging in size from 5 BCF to 25 BCF with initial production rates between 5 Million Cubic Feet Per Day (mmcf/d) and 15 mmcf/d.

The Geological Survey of Canada describes the Wabamun formation in the Peace River Arch area to be a remedial ramp carbonate that has undergone hydrothermal dolomitization. The dolomitization is a result of magnesium rich fluids moving along major fault trends associated with the Peace River Arch rift basin. These dolomitized areas are the primary reservoirs for natural gas fields in the Doe Prospect region. Faulted horst structures provide the dominant trapping mechanism for gas accumulations.

"We are most pleased with the opportunity to participate in this high impact test well. The northern border region of Alberta and British Columbia can be prolific and can also be challenging. Our partner and operator is a large privately held oil and gas producer with extensive experience in the area. We are impressed with the magnitude of science and geophysical technology applied to this multi formation prospect,’ said Sandra Hall, President of EnerNorth, ‘and look forward to adding Doe East to our areas of production."

About EnerNorth Industries Inc.

EnerNorth is an energy source and service company operating as an Industrial & Offshore Division and an Oil & Gas Division.

There are approximately 4.06 million shares issued and outstanding in the capital of the Company.

For further information contact:
Sandra Hall
President
Telephone: (416) 861-1484
www.enernorth.com

Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company’s Annual Information Form and Annual Form 20 F for Risk Factors.) The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.